PD 3/11

C.M. 3/22

SECI 04015722)MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWCOMB & COMPANY, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

343 SALEM STREET
(No. and Street)

NORTH ANDOVER (CITY) MA (state) 01845 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK W. NEWCOMB 781-229-7384 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

PS 3/31

OATH OR AFFIRMATION

I, Frederick W. Newcomb swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcomb & Company, Inc, as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE H. DOYLE
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 4, 2008

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

To the Board of Directors
Newcomb & Company, Inc.

I have examined the financial statements of Newcomb & Company, Inc. for the year ended December 31, 2003 and have issued my report thereon dated February 26, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion or the financial statements.

I also made a study of the practices and procedures followed by the. Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in Section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above,

Newcomb & Company, Inc.

Audited Financial Statements

The Year Ended December 31, 2003

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

February 26, 2004

Report of Independent Accountant

To the Board of Directors Newcomb & Company, Inc

I have audited the accompanying statement of financial condition of Newcomb & Company, Inc. as of December 31, 2003, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of the company. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement present&tion. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Newcomb & Company Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Newcomb & Company.,Inc. are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Harvey Karll CPA, P.C.

Newcomb & Company, Inc.
Balance Sheet
December 31, 2003

Assets

Current Assets		
Cash - Checking-Citizen	$ 75.52	
Cash - Savings-Fleet	7,191.82	
Prepaid Fidelity Bond	481.00	
Prepaid NASD Fees	29.05	
Total Current Assets		$ 7,777.39
Fixed Assets		
Total Fixed Assets		0.00
Other Assets		
Total Other Assets		0.00
Total Assets		$ 7,777.39

See Accountant's Audit Report

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2003

	Year To Date
Income	
Interest Income	$ 59.24
Total Income	59.24
Operating Expenses	
Automobile Expense	1,287.84
Bank Charges	186.00
Fidelity Bond Insurance	467.00
Miscellaneous Expense	176.95
Office Expenses	768.42
Regulatory Expense	1,164.05
Taxes Others	184.05
Total Operating Expenses	4,234.31
Net Income/(Loss) Before Taxes	(4,175.07)
Provision for Income Tax	
State Income Tax Expense	456.00
Total Provision for Income Taxes	456.00
Net Income/(Loss)	($ 4,631.07)

See Accountant's Audit Report

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2003

		Year To Date
General & Administrative Exp. (Schedule A)		
Automobile Expense	$	1,287.84
Bank Charges		186.00
Fidelity Bond Insurance		467.00
Miscellaneous Expense		176.95
Office Expenses		768.42
Regulatory Expense		1,164.05
Taxes Others		184.05
Total G & A Expense	**$**	**4,234.31**

See Accountant's Audit Report

Newcomb & Company, Inc.
Computation of Net Capital
December 31, 2003

Total Stockholder's Equity	$ 7,321
LESS: Non Allowable Assets	510
Net Capital	6,811
Minimum Net Capital requirement	5,000
Excess Net Capital	$ 1,811

(See Accountant's Audit Report)

Newcomb & Company, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2003

	Number of Shares Outstanding	Paid In Capital	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Beginning Balance	2,500		$ 27,600	($ 14,967)	$12,633
Paid in Capital					
Shareholder Distributions				(681)	(681)
Net Profit(Loss)				(4,631)	(4,631)
	2,500	$	$ 27,600	($ 20,279)	$ 7,321

(See Accountant's Audit Report)

Newcomb & Company, Inc
Statement of Retained Earnings
December 31, 2003

Beginning Retained Earnings	($14,966.74)
Net Income (Loss)	(4,631.07)
Shareholder Distributions	(680.80)
Ending Retained Earnings	($ 20,278.61)

(See Accountant's Audit Report)

Newcomb & Company, Inc.
Notes to Financial Statements
December 31, 2003

1. Nature of Business

Newcomb & Company, Inc. is incorporated in the Commonwealth of Massachusetts to engage in the general securities business, to deal in stocks, bonds and all other securities of every nature and description, and to engage in any lawful business allowed in the Commonwealth of Massachusetts.

The Company currently has several representatives on commission. Administrative support, office space and services maybe provided without expense by an affiliated company. Due to this arrangement the results of the Company's operations may or may not be indicative of those which would exist or result from agreements and transactions among unrelated parties.

2. Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

The Company's shareholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Massachusetts General Laws Chapters 62 and 63. Under these provisions, the shareholder is liable for individual federal and state income tax on the Company's taxable income.

3. The Company is subject to the Securities and Exchange Commission's "net capital rule" for brokers and dealers not carrying customer accounts. The net capital of the Company, as defined under Rule 15c3-1, shall not be less than $5,000 or 6 2/3% of the aggregate indebtedness of the Company. At December 31, 2003 the Company's net capital was $ 1,811 in excess of the minimum amount.

4. Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.